UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________

SCHEDULE 14f-1

Information Statement under

Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

------------------------

Commission File Number: 000-52491

ALYNX, CO.

(Exact name of Registrant as specified in its charter)

Nevada	90-0300868
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

706 Rildah Circle, Kaysville, Utah 84037

(Address of principal executive offices, including zip code)

(801) 628-5555

(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of our Common Stock as of January 29, 2008, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the expected resignation of our current Board of Directors and the appointment of six (6) new directors to the Board, as more fully described below.

This Information Statement is being filed with the Securities and Exchange Commission on January 29, 2008, and mailed to the stockholders on or about January 29, 2008.

CHANGE IN BOARD OF DIRECTORS

On January 29, 2008, we entered into an Agreement and Plan of Merger with MiMedx, Inc, a Florida corporation (“MiMedx”) and MMX Acquisition Corp., a Florida corporation and our wholly owned subsidiary (“MMX”).   We disclosed the execution of the merger agreement in our Current Report on Form 8-K, which we filed with the SEC on January 29, 2008.

Pursuant to the merger agreement, we will complete a “reverse merger” in which MMX will merge with and into MiMedx and MiMedx will become our wholly owned subsidiary. Upon completion of the merger, we will adopt and continue implementing MiMedx's business plan. Further, upon completion of the merger, our sole director, who is also our President, Secretary, and Treasurer, will resign and the current officers and directors of MiMedx will be appointed officers and directors of our company. The merger is expected to take place on or about February 8, 2008.  At that time, we will also acquire the 20,000,000 shares of our Common Stock owned by Mr. Ken Edwards, our President, Secretary, and Treasurer.

MiMedx is a development-stage company that is currently developing products primarily for use by musculoskeletal specialists in both surgical and non-surgical therapy.

No vote or other action is required by our stockholders in connection with this information statement or the resignation and appointment of any director. Proxies are not being solicited.

VOTING SECURITIES AND PRINCIPAL HOLDERS

On January 17, 2008, we had 22,863,680 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

The following table sets forth certain information furnished by current management concerning the ownership of Common Stock of the Company as of January 17, 2008, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

Name and Address	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
Ken Edwards 706 Rildah Circle Kaysville, UT 84037	20,000,000	87.5%
Executive officers and directors as a group (1 person)	20,000,000	87.5%

(1)

The information included in this table was furnished by Mr. Edwards.  Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of Common Stock subject to options, warrants, or other conversion privileges currently exercisable or convertible, or exercisable or convertible within 60 days of January 17, 2008, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2)

Percentage based on 22,863,680 shares of Common Stock outstanding as of January 17, 2008.

CHANGES IN CONTROL

On January 29, 2007, we entered into the merger agreement with MiMedx and MMX. The merger will result in a change of our management and board of directors. In addition, after the closing of the merger, there will be significantly more shares of our Common Stock issued and outstanding and there will be shares of our Series A Preferred Stock issued and outstanding,

As discussed in “Change in Board of Directors” above and in “Directors and Officers - New Officers and Directors” below, upon the effectiveness of the merger, our sole director, who is also our President, Secretary, and Treasurer, will resign and be replaced by MiMedx's current directors and officers.

The following table sets forth certain information regarding our capital stock, expected to be beneficially owned as of February 9, 2008, the day after the merger, by each person known to us whom we expect to beneficially own more than 5% of our Common or Series A Preferred Stock, each newly appointed executive officer and director, and all newly appointed directors and executive officers as a group.  We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act as of that date.  Shares issuable upon exercise of options or warrants that are exercisable or convertible within 60 days after February 9, 2008 are included as beneficially owned by the holder.  Beneficial ownership generally includes voting and investment power with respect to securities.  Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

	Number of Shares/Percent of Class(1)		Aggregate Percentage Ownership(2)
	Common	Series A Preferred
Steve Gorlin (3)(4)(5)	10,716,330/19.37%	---	9.54%
Thomas W. D’Alonzo(5)(6)	2,457,680/4.45%	---	2.19%
Matthew J. Miller(7)	5,488,713/9.94%	---	4.89%
John C. Thomas, Jr.(5)(8)	5,329,322/9.65%	---	4.75%
Thomas Koob, Ph.D.(9)	927,426/1.68%	---	*
Maria Steele(10)	285,9.56/*	---	*
Louise Focht(11)	115,928/*	---	*
R. Lewis Bennett(12)	340,056/*	---	*
Rebeccah Brown, Ph.D.(13)	347,785/*	---	*
Kurt M. Eichler(5)	1,545,710/2.80%	73,333/1.99%	2.39%
W. Hamilton Jordan(5)	1,700,282/3.08%	---	1.52%
Charles E. Koob(14)	154,571/*	120,000/3.26%	1.79%
Larry W. Papasan(15)	38,643/*	---	*
Total Directors and Executive Officers (13 persons)(16)	24,502,130/45.47%	193,333/5.25%	29.27%
Bruce Conway(17)	741,941/1.35%	196,778/5.34%	3.38%
FCA Venture Partners III SBIC LP(18)	61,828/*	222,222/6.03%	3.12%

*

Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares beneficially owned.  Unless otherwise specified, reported ownership refers to both voting and investment power.  Shares of Common Stock issuable upon the conversion of the Series A are deemed to be converted and beneficially owned by the individual or group identified.  Stock options which are exercisable within 60 days are also deemed to be beneficially owned.

(2)

On February 9, 2008, there were 55,146,770 shares of Alynx Common Stock and 3,684,040 shares of Series A Preferred Stock (convertible into 56,944,572 shares of Common Stock) issued and outstanding.

(3)

Includes 8,057,708 shares held in a trust for the benefit of Mr. Gorlin and 1,236,568 shares held his wife.  Includes 185,485 stock options exercisable within 60 days.  Does not include 68,828 stock options not exercisable within 60 days.

(5)

Includes 1,236,568 shares held by DARA BioSciences, Inc., a company for which this individual serves as an executive officer or director.

(6)

Includes 108,200 stock options exercisable within 60 days.  Does not include 324,599 stock options not exercisable within 60 days.

(7)

Includes 5,426,884 shares held in a trust for the benefit of Mr. Miller. Includes 61,828 stock options exercisable within 60 days.

(8)

Includes 927,426 shares held in a family limited partnership for which Mr. Thomas is the general partner, 618,284 shares held in a trust for the benefit of Mr. Thomas, 618,284 shares held by his wife, 1,774,188 shares held directly, and 92,743 shares held by Mr. Thomas as custodian for minor children, as to which Mr. Thomas disclaims beneficial ownership. Includes 61,828 stock options exercisable within 60 days.

(9)

Includes 154,571 stock options exercisable within 60 days. Does not include 463,713 stock options not exercisable within 60 days.

(10)

Includes 38,643 stock options exercisable within 60 days. Does not include 115,928 stock options not exercisable within 60 days

(11)

Includes 115,928 stock options exercisable within 60 days. Does not include 347,785 stock options not exercisable within 60 days.

(12)

Includes 340,056 stock options exercisable within 60 days. Does not include 525,542 stock options not exercisable within 60 days.

(13)

Includes 347,785 stock options exercisable within 60 days. Does not include 115,928 stock options not exercisable within 60 days.

(14)  Includes 154,571 stock options exercisable within 60 days. Does not include 154,571 stock options not exercisable within 60 days.  Includes 1,854,853 shares of Series A Preferred Stock held jointly by Mr. Koob and his wife.

(15)  Includes 38,643 stock options exercisable within 60 days. Does not include 115,928 stock options not exercisable within 60 days.

(16)  Includes shares controlled or held for the benefit of the executive officers and directors and 1,607,539 stock options exercisable within 60 days.  Does not include 2,225,823 stock options not exercisable within 60 days. Includes shares controlled or held for the benefit of the executive officers and directors, 1,236,568 shares held by DARA BioSciences, Inc. of which certain executive officers and directors of the Company are also executive officers and directors.

(17)  Includes 123,657 shares of Series A Preferred Stock held jointly by Mr. Conway and his wife.  The address for this shareholder is 5514 Wenonah Drive, Dallas, TX 75209.

(18)  Includes 61,828 stock options exercisable within 60 days.  The address for this shareholder is 113 Seaboard Lane, Suite A-250, Franklin, TN 37067.

DIRECTORS AND OFFICERS

Upon the closing of the merger, Ken Edwards will resign as our sole director and Steve Gorlin, Thomas W. D’Alonzo, Kurt M. Eichler, W. Hamilton Jordan, Charles E. Koob, and Larry W. Papasan, all of whom are currently directors of MiMedx, will be appointed directors. Additionally, upon completion of the merger, our President, Secretary, and Treasurer shall resign and the current officers of MiMedx shall be appointed as our officers.

The following discussion sets forth information regarding our current officers and director and our proposed officers and directors after the closing of the merger.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by MiMedx prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Officers and Director

The following table sets forth as of January 29, 2008, the name, age, positions, and experience of the sole executive officer and sole director of the Company.

Name	Age	Positions	Experience
Ken Edwards	56	Director, President, Secretary, and Treasurer

Mr. Edwards has been the President, Secretary and Treasurer of the Company since October 15, 2000.  Since September 2005 Mr. Edwards has been the Vice President of Product Development for SafeStream, Inc., a web-based corporate compliance management system located in Bountiful, Utah.  From March 2004 through September 2004 he was employed by Corporate Compliance, Inc. in the development of corporate compliance management software.  From 2003 through 2004 he was employed as an equipment operator for Staker/Parsons Companies in Sandy, Utah.

Mr. Edwards is also a director of Maple Mountain Pumpkins and Agriculture, Inc., a Nevada corporation which filed a registration statement with the Securities and Exchange Commission on Form 10-SB on December 11, 2007.

New Officers and Directors

Upon the effectiveness of the merger, Mr. Edwards will resign as a Director and as President, Secretary, and Treasurer. The following persons will be elected to the offices opposite their name upon the effectiveness of the merger.

Name	Age	Positions	Experience
Steve Gorlin	70	Chairman of the Board

Mr. Gorlin is the co-founder of MiMedx and has served as the Chairman of its Board of Directors from its inception in November 2006 to the present.  Over the past 25 years, Mr. Gorlin has founded several biotechnology and pharmaceutical companies, including Hycor Biomedical, Inc., Theragenics Corporation, CytRx Corporation, Medicis Pharmaceutical Corporation, EntreMed, Inc., Surgi-Vision, Inc., DARA BioSciences, Inc., SpineMedica Corp., and Medivation, Inc.  Mr. Gorlin served as the Chairman of the Board of Directors and Chief Executive Officer of DARA BioSciences, Inc. from July 2002 to January 2007.  From January 2007 until October 2007, Mr. Gorlin served as the Co-Chairman of the Board of Directors of DARA BioSciences, Inc.  Mr. Gorlin also currently serves on the Board of Directors of NTC China, Surgi-Vision, Inc., and Simtrol, Inc. Mr. Gorlin served for many years on the Business Advisory Council to the Johns Hopkins School of Medicine and presently serves on the board of The Johns Hopkins Alliance for Science and Technology Development and the board of the Andrews Foundation for Research and Education.  He also founded a number of non-medical related companies, including Perma-Fix, Inc., Pretty Good Privacy, Inc., and Judicial Correction Services, Inc.  He started The Touch Foundation, a nonprofit organization for the blind and was a principal financial contributor to the founding of Camp Kudzu for diabetic children.  He also serves on the Board of Directors of the Mercy and Sharing Foundation.

Kurt M. Eichler	50	Director

Mr. Eichler is employed by LCOR Incorporated, a multi-billion dollar real estate investment and development company, where has worked since 1981 and is currently serving as Principal and Executive Vice President in charge of operations of the metropolitan New York region.  Based in New York City, Mr. Eichler also serves on LCOR’s Executive Committee.  Previously, Mr. Eichler worked for Merrill Lynch, Hubbard in the Real Estate Debt and Equity Finance Group.  In 1981 he joined The Linpro Company (the predecessor to LCOR) as Director of Commercial and Industrial Operations for the suburban Philadelphia area.  In 1983 he became Operating Partner in the Center City Philadelphia Office of Linpro.  In 1988 he relocated to Northern New Jersey, where he was responsible for the firm’s new development and asset management activities in the market. During his tenure at LCOR, Mr. Eichler has assumed responsibility for the acquisition, development, management and sale of millions of square feet of real estate, including urban and suburban office properties, multifamily rental communities and a $1.4 billion airline terminal redevelopment project at John F. Kennedy International Airport.  Among the other major developments on which Mr. Eichler has worked are 101 Hudson in Jersey City, New Jersey, a 1.2 million-square-foot, 42-story office tower; and the Foley Square Federal Office Building in New York City, a 974,000 square-foot, 34-story office tower for the US Attorney’s office, the Environmental Protection Agency and the Internal Revenue Service.  Currently, Mr. Eichler is an investor in several biotech companies and serves as a Director of DARA BioSciences, Inc.

Name	Age	Positions	Experience
W. Hamilton Jordan	63	Director

Mr. Jordan has been a board member of numerous biotech companies, and has an active practice of strategic consulting for the leadership of major companies, including Nike, Inc. and Pfizer, Inc. from 2002 to 2007. Mr. Jordan served as Chief of Staff to President Carter and was the founder of an NFL franchise, the founder of the ATP Tour (men’s professional tennis tour) and the author of two best-selling books. Mr. Jordan is an active board member of The Lance Armstrong Foundation, serves at the request of former President George Bush on C-Change (The National Dialogue on Cancer) and formed and led a group of leading scientists in a successful effort to increase medical research funding. Mr. Jordan also founded the $1 Billion Georgia Cancer Coalition.  Currently, Mr. Jordan serves as a Director of DARA BioSciences, Inc.

Charles E. Koob	63	Director

Mr. Koob joined the law firm of Simpson Thacher & Bartlett, LLP in 1970 and became a partner in 1977.  He retired from the firm on January 1, 2007 but remains of counsel.  While at that firm, Mr. Koob was the co-head of the Litigation Department and served on the Firm’s Executive Committee.  Mr. Koob specializes in competition, trade regulation and antitrust issues.  Throughout his 37-year tenure, he has represented clients before the Federal Trade Commission, the Antitrust Division of the Department of Justice, and numerous state and foreign competition authorities.  His résumé includes the representation of Virgin Atlantic Airways, Archer Daniels Midland, and Kohlberg Kravis Roberts and Co.  He received his B.A. from Rockhurst College in 1966 and his J.D. from Stanford Law School in 1969.  In addition to his practice, Mr. Koob is trustee of the Natural Resources Defense Council, is President of the Yellowstone Park Foundation and is the co-chair of the Steering Committee for the current campaign for Stanford Law School.  Mr. Koob and Dr. Thomas Koob are brothers.

Larry W. Papasan	67	Director

Mr. Papasan has been a Director and Chairman of the Board of Directors of BioMimetic Therapeutics, Inc. (Nasdaq:BMTI) since August 2005. BioMimetic Therapeutics, Inc. is developing and commercializing bio-active recombinant protein-device combination products for the healing of musculoskeletal injuries and disease, including orthopedic, periodontal, spine and sports injury applications.  From July 1991 until his retirement in May 2002, he served as President of Smith & Nephew Orthopaedics.  Mr. Papasan has also served as a member of the Board of Directors of Reaves Utility Income Fund (NASDAQ Capital Market: UTG), a closed-end management investment company, since February 2003 and of Triumph Bankshares, Inc. (a bank holding company) since April 2005.  Mr. Papasan also serves as a director of SSR Engineering, Inc. and AxioMed Spine Corporation.

Name	Age	Positions	Experience
Thomas W. D’Alonzo	64	Chief Executive Officer, Director

Mr. D’Alonzo has served as the Chief Executive Officer and a Director of MiMedx from March 2007 to the present.  He has over 20 years of pharmaceutical executive experience.  From May 2006 to April 2007, Mr. D’Alonzo was Chief Executive Officer of DARA BioSciences.  From 2000 to 2007, Mr. D’Alonzo was retired.  From 1996 to 1999, Mr. D’Alonzo served as President and Chief Operating Officer of Pharmaceutical Product Development, Inc. (“PPD”), a publicly traded drug discovery and development services company.  Before joining PPD, he served as President and Chief Executive Officer of GENVEC, Inc. from 1993 to 1996.  From 1983 to 1993, Mr. D’Alonzo held positions of increasing responsibility within Glaxo Inc., including President of Glaxo, Inc.  Mr. D’Alonzo is currently a Director of the following publicly traded companies:  Salix Pharmaceuticals, Inc., BioDelivery Sciences Inc., and Amarillo BioSciences, Inc.  Additionally, he serves on the board of two private companies, DARA BioSciences, Inc. and Plexigen, Inc.  Mr. D’Alonzo received a B.S. degree in Business Administration from the University of Delaware and a law degree from the University of Denver College of Law.

Matthew J. Miller	38	Executive Vice President

Mr. Miller is the co-founder of MiMedx, and has served as its Executive Vice President from September 2007 to the present.  He previously served as the President of MiMedx from its inception in November 2006 through August 2007.  Prior to his employment with MiMedx, he was the President and a Director of SpineMedica Corp., which he co-founded with Steve Gorlin, from June 2005 through June 2006.  Prior to co-founding SpineMedica Corp., Mr. Miller served as the Vice President of DARA BioSciences, Inc. from December 2002 to December 2005.  His other previous positions include Vice President for co.don® AG and President of co.don’s U.S. division.  Mr. Miller lead co.don’s IPO on the German DAX exchange (symbol CND.AG, Neuer Markt) and expanded operations throughout Europe, the U.S., and Singapore.  Mr. Miller has also held various senior positions with Zimmer Holdings, Inc., Biomet, Inc., and Linvatec/Hall Surgical, a division of Conmed Corporation.  Mr. Miller holds a Masters in Business Administration from the University of Cincinnati, Lindner School of Management and a Master’s Degree in English Rhetoric.

Name	Age	Positions	Experience
John C. Thomas, Jr.	54	Chief Financial Officer, Secretary

Mr. Thomas is the co-founder of MiMedx, and has served as its Chief Financial Officer and Secretary from its inception in November 2006 to the present.  He also serves or has served as Chief Financial Officer of the following medical companies founded by Mr. Gorlin:  SpineMedica Corp., (October 2005 – February 2006); DARA BioSciences, Inc., a private development stage biotechnology company (August 2002 – present), Surgi-Vision, Inc., a private research company involved in MRI technology (1998 - present); GMP Companies, Inc., a private medical research company (1999 - 2001); EntreMed, Inc., a publicly-held biopharmaceutical research and development company (1991 - 1997); Medicis Pharmaceutical Corporation, a publicly-held dermatological company (1988 - 1991); Biopool International, Inc.  (formerly CytRx Biopool, Ltd.), a private company engaged in the sale of pharmaceutical diagnostic test kits (1990 - 1991); and CytRx Corporation, a publicly-held pharmaceutical research and development company (1986 - 1989).  Mr. Thomas has also served as the Chief Financial Officer for several other start-up companies in other industries during the past ten years.  Mr. Thomas is a certified public accountant and a Trustee of The Walker School, a private Pre-K through twelfth grade school.

Thomas Koob, Ph.D.	59	Chief Scientific Officer

Mr. Koob is the inventor of the patents that are the basis of MiMedx’s license agreement with Shriners and the University of South Florida.  Mr. Koob has served as the Chief Scientific Officer of MiMedx from March 2007 to the present.  He received his Ph.D. in Biochemistry from Washington University School of Medicine in St. Louis.  He completed four years of post-doctoral training at Harvard Medical School and four years of specialty training in the Laboratory of Skeletal Disorders, Department of Orthopedics at Children’s Hospital Medical Center in Boston.  As Section Chief of Skeletal Biology at Shriners Hospital for Children in Tampa, a position he held from June 1992 to August 2006, he developed and patented our core technology.  He has published over 125 biomedical and biological articles and 12 book chapters.  Dr. Koob is the brother of Charles Koob, who is one of our directors.

Maria Steele	31	Senior Vice President

She has served as the Senior Vice President for MiMedx from February 2007 to the present.  Ms. Steele has also worked with Mr. Steve Gorlin in numerous other companies, including SpineMedica Corp., Dimensional Research, Inc., Nano Technology Corporation, and Energy Dynamics, Inc.  She served as Director of Operations for Energy Dynamics, Inc. from May 2006 to February 2007; and as the Director of Marketing for SpineMedica Corp. from September 2005 to April 2006.  Prior to working with Mr. Gorlin, Ms. Steele worked as an independent contractor from January 2001 to July 2005 for CNN, Nike, and Housing and Urban Development, among others.  In these roles she acted as a key liaison among senior and executive management and as an advisor on business and financial planning.  She holds a B.S. degree in Biochemistry and Mathematics from the University of Tennessee, where she was a Threshold Scholar.  She was awarded a graduate internship with Oak Ridge National Laboratory, where she worked with SAIC for the Department of Energy.  In her full-time position with us, Ms. Steele focuses on strategic corporate planning, IP management and alliance partnerships.

Name	Age	Positions	Experience
Louise Focht	49	Senior Vice President Extremities Orthopedics

Ms. Focht joined MiMedx in November 2007.  She has over 22 years of orthopedic experience, spending the last 15 in extremities. Ms. Focht has held engineering, quality assurance, research and product development positions with Sutter Corporation, Avanta Orthopedics,  Futura Biomedical and Nexa Orthopedics. She was President of Avanta Orthopedics from 1999 to 2002 and a founder of Nexa Orthopedics. She was responsible for the introduction of 14 new extremities products, and is considered an industry expert in regulatory affairs. Ms. Focht has been board member of the Orthopedic Surgical Manufacturers Association and the American Foundation for Surgery of the Hand.  Ms. Focht holds a B.S. in Mechanical Engineering from San Diego State University.

R. Lewis Bennett	81	Chief Executive Officer and President of SpineMedica, LLC

Mr. Bennett served on the Board of Directors of SpineMedica Corp. from its inception in June 2005 to July 2007 and as its Chief Executive Officer from December 2005 to July 2007.  With over 50 years in the medical industry, Mr. Bennett has held senior executive positions with companies in the orthopedic and spine businesses including, Executive Vice President and Director of NuVasive, Inc. (NAS:  NUVA) from January 2000 to December 2004; early investor, Executive Vice President and Director of Sofamor Danek (now a division of Medtronic, Inc.); President of the General Medical Division of Smith + Nephew; founder and President of Dillon Manufacturing; and a founder and Executive Vice President of Howmedica Corporation (now a division of Stryker Corporation).  Mr. Bennett currently serves on the Boards of Directors of co.don AG and HydroCision.

Rebeccah Brown, Ph.D.	34	Chief Operating Officer, Executive Vice President, and Secretary of SpineMedica, LLC

Dr. Brown joined SpineMedica Corp. in September 2005 and held various positions, including Secretary, Vice President of Operations, Director of Research and Development, and Director of Project Management.  Before joining SpineMedica Corp., Dr. Brown worked as a project manager and staff engineer at SaluMedica, LLC from September 2003 to August 2005.  Dr. Brown also worked with SaluMedica, LLC in her capacity as a graduate student at the Georgia Institute of Technology from September 1998 to August 2003, where her research focused on the durability of orthopedic devices.  Dr. Brown holds a Ph. D. and M. S. from the Georgia Institute of Technology, where she was a National Science Foundation Graduate Research Fellow, and an S.B. in Mechanical Engineering from the Massachusetts Institute of Technology.  Dr. Brown also previously worked at Centerpulse in Winterthur, Switzerland as a research engineer and at Hewlett-Packard as a product/process engineer.

There are no family relationships between any of our current officers and directors and the individuals who will become directors and executive officers of our company upon the effectiveness of the merger.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual meeting of stockholders or until removed from office. Our officers are appointed by our board of directors and hold office until removed by the board.

Director Independence

Our stock is not listed on any exchange. As a result, we are not a “listed company” under SEC rules and therefore are not required to have an audit committee comprised of independent directors or to have any independent directors.

Committees of the Board of Directors

We do not have a separately designated executive committee, nominating committee or audit committee of the Board of Directors. Consequently, we do not have charters for any of those committees. We expect that the new Board of Directors will appoint committees after they take office.

Our Board of Directors performs the duties that would normally be performed by an audit committee. Given our lack of operations prior to the merger, our Board of Directors believes that its current member has sufficient knowledge and experience necessary to fulfill the duties and obligations of the audit committee for our company. Our sole director is not an “audit committee financial expert” within the meaning of the rules and regulations of the SEC.

Director Nominations

The Board of Directors does not have a standing nominating committee or committee performing similar functions. The Board of Directors also does not currently have a policy for the qualification, identification, evaluation or consideration of director candidates. The Board of Directors does not believe that a defined policy with regard to the qualification, identification, evaluation or consideration of candidates recommended by stockholders is necessary at this time due to the lack of operations and the fact that we have not received any stockholder recommendations in the past.

After the merger, we expect the new Board of Directors will review the director nomination process and implement policies for the qualification, identification, evaluation or consideration of director candidates.

Stockholder Communications with Directors

Stockholders who want to communicate with our board may send a letter to our President, c/o Alynx, Co., 706 Rildah Circle, Kaysville, Utah 84037. The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Board Communication.” The President will circulate the communications (with the exception of commercial solicitations) to our sole director. Communications marked “Confidential” will be forwarded unopened. After the merger, we anticipate that the new Board of Directors will adopt a similar policy.

Meetings of the Board of Directors

Our Board of Directors held no formal meetings during the year ended December 31, 2007. All proceedings of the Board of Directors were conducted by written consent.

Compensation of Directors and Executive Officers

Executive Compensation

The following table sets forth the compensation of the named executive officer for each of the two fiscal years ended December 31, 2007 and 2006:

Summary Compensation Table

Name and Principal Position	Year	All Other Compensation ($)	Total ($)
Ken Edwards, President	2007	$12,000 (1)	$12,000
	2006	$8,000 (1)	$8,000

(1)

Effective May 1, 2006, the Company agreed to pay Booder Corp., an entity controlled by Mr. Edwards, to prepare the Company as a merger target.  Monthly compensation under the agreement is $1,000.  Compensation for 2006 was for eight months.

The Company has no written or unwritten employment or compensation agreement or arrangement with Mr. Edwards.

Equity Awards

As of December 31, 2007, there were no unexercised options, stock that had not vested, or equity incentive plan awards for Mr. Edwards, the sole executive officer of the Company during 2007.

The Company has no retirement or similar plans or arrangements for its executive officers.  The Company has not entered into any contracts or arrangements with Mr. Edwards which would provide him with a form of compensation resulting from his resignation, retirement or any other termination of his employment with the Company or from a change-in-control of the Company or a change in his responsibilities following a change-in-control.

Director Compensation

During the year ended December 31, 2007, there was no compensation paid to or earned by Mr. Edwards, the sole director of the Company during 2007.

The Board of Directors has authority under the Company’s bylaws to fix the compensation of directors.  The Board of Directors has not adopted any policy in regard to the payment of fees or other compensation to directors.

Conflicts of Interest

Ken Edwards is engaged in a business venture that competes directly with the Company.  Since February 2007 Mr. Edwards has been and continues as the sole officer and director of Maple Mountain Pumpkins and Agriculture, Inc., a shell company which filed a registration statement on Form 10-SB on December 11, 2007.  Inasmuch as Mr. Edwards’ position with Maple is the same as that with the Company, and inasmuch as Maple’s business plan is the same as that of the Company, Mr. Edwards has the sole discretion to direct a business opportunity to either Maple or the Company.  As such, Mr. Edwards has a significant conflict of interest in choosing which entity (Maple or the Company) will benefit, if a benefit is derived, from a target company that he finds as a potential target company.

Mr. Edwards may engage affiliates and associates, which represent individuals with whom Mr. Edwards has had or may continue to have a business relationship.  These affiliates or associates of Mr. Edwards may have business interests that are adverse to the Company’s interests.  As such, Mr. Edwards, as the Company’s sole officer and director, may have a conflict of interest when selecting a business opportunity presented to him by an affiliate or associate of his.

Certain Relationships and Related Transactions

Alynx Transactions

On April 11, 2006, Alynx entered into an arrangement with Booder Corp., an entity owned and controlled by Ken Edwards, the sole officer and director, and principal shareholder of Alynx, in which Alynx agreed to pay Booder $1,000 per month to provide consulting services in connection with Alynx’s desire to become a viable shell for a merger or acquisition.  The consulting fee began May 1, 2006, and is payable on the first day of each month until terminated or modified by Alynx.  This arrangement, approved by the Board of Directors, is not evidenced by a written agreement.

On May 4, 2007, Ken Edwards loaned $15,000 to Alynx for operating funds.  The loan is evidenced by a demand promissory note bearing interest at 10% per annum.  The note is due 30 days after the date demand for payment is made by Mr. Edwards.  Interest is payable when the unpaid balance of the note is paid.

On October 1, 2007, Mr. Edwards agreed to loan up to $25,000 to Alynx to satisfy its future cash flow requirements.  The Board of Directors approved a form of unsecured promissory demand note to reflect advances made by Mr. Edwards up to the maximum of $25,000.  The note, dated October 1, 2007, is due 30 days after the date demand for payment is made by Mr. Edwards, or December 31, 2008, whichever shall first occur.  Interest on the amounts advanced by Mr. Edwards is set at 12% per annum.  Through September 30, 2007, Mr. Edwards loaned $1,000 under this arrangement.  On December 21, 2007, Mr. Edwards loaned an additional $1,500 pursuant to these same terms.  On January 15, 2008, Mr. Edwards loaned an additional $2,000 to Alynx under the terms of this note.

Alynx has had no need to rent office space.  Mr. Edwards allows Alynx to use his office as a mailing address, as needed, at no expense to the company.

MiMedx Transactions

The office space leased by MiMedx in Destin, Florida is owned by the Chairman of the Board of MiMedx, Steve Gorlin.  The rental rate under this month-to-month lease is $1,000 per month, which is fair market value, based on the current rents of similar office spaces in the building that are not owned by Mr. Gorlin.

Mr. Gorlin made advances totaling approximately $500,000 to MiMedx prior to its 2007 private placement, which closed in March 2007.  Due to the oversubscription of the private placement, Mr. Gorlin accepted repayment in the form of cash, rather than shares of Series A Preferred Stock, as was originally contemplated.

In August 2007, MiMedx began using an aircraft recently acquired by Gorlin Aviation, LLC, an affiliate of Mr. Gorlin, at a rate no less than $975 per hour, fluctuating based on the cost of fuel and other actual operating costs, which rate the Company believes is a fair market rate for such services, based on the rates provided by other third-party private aircraft providers.  Neither MiMedx nor SpineMedica, its wholly-owned subsidiary, used the aircraft in fiscal 2007.  From August through December 31, 2007, MiMedx spent a total of approximately $77,544 on use of the aircraft.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to provide us with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by us, we believe that during the fiscal year ended December 31, 2007 all such filing requirements applicable to our officers and directors were met.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our company or has a material interest adverse to us.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

ALYNX, CO.

By: /s/ Ken Edwards
Ken Edwards
President

Dated: January 29, 2008